BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Comstock Mining Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Section 6(b) of the Certificate of Designations of Preferences, Rights and Limitations of the 7 ½% SERIES A-2 CONVERTIBLE PREFERRED STOCK, filed with the Secretary of State of the State of Nevada on or about October 20, 2010, as an amendment to Articles of Incorporation of the Corporation is hereby amended to read as follows: "Automatic Conversion. Notwithstanding any provision contained herein to the contrary, if: (i) the Corporation shall have received written authorization from the holders of a majority of the then outstanding Parity Securities (including the Winfield Group) to amend this Certificate of Designation; and (ii) the Corporation shall have provided instructions to its transfer agent to deliver a special dividend of 127 shares of Common Stock per share of the Parity Securities to each holder thereof, then all outstanding shares of Parity Securities shall automatically be converted into shares of Common Stock, based on the then-effective Conversion Price. Each Holder shall deliver the certificate(s) representing all of its shares of Parity Securities to the Corporation in accordance with a letter of transmittal or other instructions provided by the Corporation. Shares of Parity Securities converted into Common Stock pursuant to this Section 6(b) shall be canceled and shall not be reissued. Not later than ten (10) Trading Days after receipt of each Holder's shares of Parity Securities, the Corporation shall deliver, or cause to be delivered, to the converting Holder a certificate or certificates representing the Conversion Shares which shall be free of restrictive legends and trading restrictions or, if an account is designated by such Holder, Conversion Shares delivered electronically through the Depository Trust Company or another established clearing corporation performing similar functions."

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 89.21%

4. Effective date and time of filing: (optional) Date: August 27, 2015 Time: 8:30 a.m.

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X /s/ Corrado DeGasperis

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.